UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hanover Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

410710206

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: Castle Creek Capital Partners VIII, LP
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 707,500 (1)

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 707,500 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 707,500 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.9% (2)

12.	Type of Reporting Person (See Instructions): PN (Limited Partnership)

(1)	See item 4.

(2)	See item 4.

1.	Name of Reporting Persons: Castle Creek Capital VIII LLC
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 707,500 (1)

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 707,500 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 707,500 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.9% (2)

12.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

(1)	See item 4.

(2)	See item 4.

Item 1.	(a).	Name of Issuer: Hanover Bancorp, Inc.
	(b).	Address of Issuer’s Principal Executive Offices: 80 East Jericho Turnpike Mineola, New York 11501

Item 2(a).	Name of Person Filing:

	(i)	Castle Creek Capital Partners VIII, LP

	(ii)	Castle Creek Capital VIII LLC

Item 2(b).	Address of Principal Business Office:

	(i)	Castle Creek Capital Partners VIII, LP 11682 El Camino Real, Suite 320 San Diego, CA 92130

	(ii)	Castle Creek Capital VIII LLC 11682 El Camino Real, Suite 320 San Diego, CA 92130

Item 2(c).	Citizenship:

	(iii)	Castle Creek Capital Partners VIII, LP: Delaware

	(iv)	Castle Creek Capital VIII LLC: Delaware

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01

Item 2(e).	CUSIP Number: 410710206

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4.	Ownership.
(a) Amount beneficially owned: 707,500 (1)
(b) Percent of class: 9.9% (2)

(c)	Number of shares as to which each Reporting Person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 707,500 (1)
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 707,500 (1)

(1)	Includes (i) 640,750 shares of common stock, par value $0.01 per share (“Common Stock”), of Hanover Bancorp, Inc. (the “Company”) and (ii) 66,750 shares of Series A Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”) of the Company, which represents the maximum number of shares of Common Stock issuable to Castle Creek Capital Partners VIII, LP (“Fund VIII”) and its affiliates due to certain regulatory and contractual prohibitions on Fund VIII and its affiliates owning or controlling more than 9.9% of the issued and outstanding Common Stock (the “Ownership Cap”). Excludes 83,250 shares of Series A Preferred Stock owned by Fund VIII, as Fund VIII does not presently, and will not within the next 60 days, have the right to acquire Common Stock in respect of such shares of Series A Preferred Stock (due in part to the Ownership Cap).

(2)	Based on the Proxy Statement filed on Schedule 14A by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2023, there were 7,146,466 outstanding shares of Common Stock as of January 19, 2023.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

CASTLE CREEK CAPITAL PARTNERS VIII, LP
By:	/s/ John Pietrzak
Name:	John Pietrzak
Title:	Managing Principal
CASTLE CREEK CAPITAL VIII LLC
By:	/s/ John Pietrzak
Name:	John Pietrzak
Title:	Managing Principal